UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INTERMOLECULAR, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45882D109

(CUSIP Number)

David A. Martland, Esq.

Nixon Peabody LLP

53 State Street

Boston, MA 02109

(617) 345-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 Pages
SCHEDULE 13D CUSIP No. 45882D109
1	NAME OF REPORTING PERSONS Merck 24. Allgemeine Beteiligungs-GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,429,618[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON CO

1 Does not include options and other unvested rights to acquire an aggregate of 2,977,500 shares of common stock of Intermolecular, Inc. held by certain of the shareholders who have entered into the Company Shareholder Support Agreements with EMD Group Holding II, Inc. as described in Item 3 of the Initial Schedule 13D. Pursuant to the terms of each such Company Shareholder Support Agreement in the event that any such options are exercised prior to the termination of such Company Shareholder Support Agreement the underlying shares of such options or other rights to acquire common stock would be subject to such Company Shareholder Support Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 of the Initial Schedule 13D and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 of the Initial Schedule 13D.

Page 3 of 8 Pages

SCHEDULE 13D CUSIP No. 45882D109
1	NAME OF REPORTING PERSONS Merck Financial Trading GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,429,618[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON CO

2 As previously reported, does not include options and other unvested rights to acquire an aggregate of 2,977,500 shares of common stock of Intermolecular, Inc. held by certain of the shareholders who have entered into the Company Shareholder Support Agreements with EMD Group Holding II, Inc. as described in Item 3 of the Initial Schedule 13D. Pursuant to the terms of each such Company Shareholder Support Agreement in the event that any such options are exercised prior to the termination of such Company Shareholder Support Agreement the underlying shares of such options or other rights to acquire common stock would be subject to such Company Shareholder Support Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 of the Initial Schedule 13D and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 of the Initial Schedule 13D.

Page 4 of 8 Pages

SCHEDULE 13D CUSIP No. 45882D109
1	NAME OF REPORTING PERSONS Merck KGaA, Darmstadt, Germany
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,429,618[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON CO, HC

3 As previously reported, does not include options and other unvested rights to acquire an aggregate of 2,977,500 shares of common stock of Intermolecular, Inc. held by certain of the shareholders who have entered into the Company Shareholder Support Agreements with EMD Group Holding II, Inc. as described in Item 3 of the Initial Schedule 13D. Pursuant to the terms of each such Company Shareholder Support Agreement in the event that any such options are exercised prior to the termination of such Company Shareholder Support Agreement the underlying shares of such options or other rights to acquire common stock would be subject to such Company Shareholder Support Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 of the Initial Schedule 13D and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 of the Initial Schedule 13D.

Page 5 of 8 Pages

This Amendment No. 1 (this “Amendment”) is being filed by Merck KGaA, Darmstadt, Germany (“MKDG”), Merck 24. Allgemeine Beteiligungs-GmbH (“MAB 24”) and Merck Financial Trading GmbH (“MFT”) pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on May 16, 2019 (the “Initial Schedule 13D” and together with this Amendment, the “Schedule 13D”) by EMD Group Holding II, Inc., Merck 15. Allgemeine Beteiligungs-GmbH, MFT, MKDG, and E. Merck KG (collectively, together with MAB 24, the “Reporting Persons”). Except as amended or supplemented by this Amendment, all information in this Schedule 13D is as set forth in the Initial Schedule 13D.

As previously reported, pursuant to the Company Shareholder Support Agreements described in Item 3 of the Initial Schedule 13D, EMD Group Holding II, Inc., a Delaware corporation, may be deemed to have beneficial ownership of 15,429,618 shares of Common Stock, par value $0.001 per share (the “Common Shares”) of Intermolecular, Inc. (the “Issuer”). Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 2. Identity and Background.

Item 2 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a) – (c) On August 13, 2019, MKDG restructured certain of its subsidiary holdings. Consequently, MFT became a wholly-owned direct subsidiary of MAB 24, which is a wholly-owned direct subsidiary of MKDG.

The principal office address or business address of MAB 24 is Frankfurter Str. 250, 64293 Darmstadt, Germany.

The principal business of MAB 24 is to act as a holding company.

Current information concerning the identity and background of the managing directors of MAB 24, is set forth on Annex A (collectively, the “Additional Covered Persons”), attached hereto and incorporated herein by reference.

(d)-(e) Neither MAB 24 nor, to the best knowledge of MKDG or MAB 24, any of the Additional Covered Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MAB 24 was formed in Germany. The citizenship of each of the Additional Covered Persons is set forth in Annex A.

Item 4. Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Except as set forth in the Schedule 13D, neither of MAB 24, nor to the knowledge of MKDG or MAB 24, any of the Additional Covered Person, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a)-(c) of Item 5 of the Initial Schedule 13D are hereby amended and supplemented as follows:

(a)-(b) MAB 24 does not directly own any outstanding Common Shares of Issuer.

Page 6 of 8 Pages

None of MAB 24 or, to the best knowledge of MKDG or MAB 24, the Additional Covered Persons beneficially own any Common Shares as of August 8, 2019 except for such beneficial ownership, if any, arising solely from the Company Shareholder Support Agreements and the related Irrevocable Proxy.

(c) None of MAB 24 or, to the best knowledge of MKDG or MAB 24, any of the Additional Covered Persons has engaged in any transaction involving any Common Shares during the 60-day period ended August 8, 2019.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement among MAB 24, MFT and MKDG dated August 13, 2019.

Page 7 of 8 Pages

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2019	MERCK FINANCIAL TRADING GMBH

	By:	/s/ Dr. Jens Klatyk
	Name:	Dr. Jens Klatyk
	Title:	Managing Director

	By:	/s/ Norbert Schül
	Name:	Norbert Schül
	Title:	Managing Director

MERCK 24. ALLGEMEINE BETEILIGUNGS-GMBH

	By:	/s/ Dr. Stefan Fandel
	Name:	Dr. Stefan Fandel
	Title:	Managing Director

	By:	/s/ Thomas Zens
	Name:	Thomas Zens
	Title:	Holder of Procuration

MERCK KGaA

	By:	/s/ Dr. Friederike Rotsch
	Name:	Dr. Friederike Rotsch
	Title:	Group General Counsel

	By:	/s/ Roman Werth
	Name:	Roman Werth
	Title:	Head of Mergers & Acquisitions

Page 8 of 8 Pages

Annex A

The following is a list of the managing directors of MAB 24 (collectively, the “Additional Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Additional Covered Person, unless otherwise noted, does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with MKDG).

Managing Directors of MAB 24:

Name	Position	Business Address	Citizenship
Rando Bruns	Managing Director	c/o Merck 24. Allgemeine Beteiligungs-GmbH, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Germany
Stefan Fandel	Managing Director	c/o Merck 24. Allgemeine Beteiligungs-GmbH, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Germany
Sylvia Kleemann	Managing Director	c/o Merck 24. Allgemeine Beteiligungs-GmbH, Frankfurter Strasse 250, 64293 Darmstadt, Germany	Germany